EXHIBIT (a)(5)(C)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated July 17, 2007, and the related Letter of Transmittal, and any amendments thereto, and is being made to all holders of Shares. Offeror (as defined below) is not aware of any state where the making of the Offer is prohibited by administrative or judicial action pursuant to any valid state statute. If Offeror becomes aware of any valid state statute prohibiting the making of the Offer, Offeror will make a good faith effort to comply with such statute. If, after such good faith effort, Offeror cannot comply with such state statute, the Offer will not be made to nor will tenders be accepted from or on behalf of the holders of Shares in such state.

Notice of Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

Option Care, Inc.

at

$19.50 Net Per Share in Cash

by

Bison Acquisition Sub Inc.,

a wholly owned subsidiary of

Walgreen Co.

Bison Acquisition Sub Inc., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Walgreen Co., an Illinois corporation (“Walgreens”), hereby offers to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Option Care, Inc., a Delaware corporation (“OCI”), at a purchase price of $19.50 per Share net to the seller in cash, without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated July 17, 2007 (the “Offer to Purchase”), and in the related Letter of Transmittal (which, as each may be amended from time to time, together constitute the “Offer”). Tendering stockholders who have Shares registered in their names and who tender directly to Computershare Trust Company, N.A., as depositary for the Offer (the “Depositary”), will not be charged brokerage fees or commissions or, subject to Instruction 6 of the Letter of Transmittal, transfer taxes on the purchase of Shares pursuant to the Offer. Stockholders who hold their Shares through a broker or bank should consult such institution as to whether it charges any such fees or commissions. Walgreens or Offeror will pay all charges and expenses of the Depositary and D. F. King & Co., Inc., which is acting as Information Agent for the Offer (the “Information Agent”), incurred in connection with the Offer.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,
NEW YORK CITY TIME, AT THE END OF MONDAY, AUGUST 13, 2007,
UNLESS THE OFFER IS EXTENDED.

The Offer is conditioned upon, among other things, (1) there being validly tendered and not properly withdrawn prior to the expiration of the Offer a number of Shares that represents at least a majority of the total number of outstanding OCI shares on a fully diluted basis (the “Minimum Condition”), (2) the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and (3) the receipt of all “Significant Required Governmental Approvals” (as defined in Section 14 — “Conditions of the Offer” of the Offer to

Purchase). The Offer also is subject to the satisfaction or waiver of the other conditions set forth in the Offer to Purchase. See Section 14 — “Conditions of the Offer” of the Offer to Purchase.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of July 2, 2007, among Walgreens, Offeror and OCI (the “Merger Agreement”). The Merger Agreement provides, among other things, for the making of the Offer by Offeror, and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement and in accordance with the Delaware General Corporation Law (the “DGCL”), Offeror will be merged with and into OCI (the “Merger”). Following the effective time of the Merger (the “Effective Time”), OCI will continue as the surviving corporation (the “Surviving Corporation”) and become a wholly owned subsidiary of Walgreens, and the separate corporate existence of Offeror will cease.

Pursuant to the Merger Agreement, Walgreens and Offeror have also entered into support agreements with OCI’s founder and the Chairman of OCI’s Board of Directors, John N. Kapoor, PhD and certain affiliated entities established by him (which collectively own approximately 22% of the outstanding OCI Shares), dated as of July 2, 2007, pursuant to which such shares will be tendered into the Offer.

At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than (a) any Shares directly owned by OCI as treasury stock, Walgreens or Offeror (other than shares held on behalf of third parties), and (b) Shares held by a holder who has not voted in favor of or consented to the Merger and who has properly demanded and perfected his right to be paid the fair value of such Shares (“Appraisal Shares”) in accordance with the provisions of the DGCL, which Appraisal Shares will only be entitled to the rights granted under the DGCL), will be cancelled and cease to exist, and will be converted into the right to receive an amount of cash, without interest, equal to the price paid in the Offer (the “Merger Consideration”). See Section 11(e) — “Appraisal Rights.”

The OCI board of directors has unanimously (i) determined that the Offer, the Merger and the other transactions contemplated by the Merger Agreement are fair and in the best interests of OCI and its stockholders, (ii) approved the execution, delivery and performance of the Merger Agreement and the consummation of the transactions contemplated by the Merger Agreement, including the Offer and the Merger and declared its advisability in accordance with the provisions of the General Corporation Law of the State of Delaware (the “DGCL”), (iii) resolved to recommend that OCI stockholders tender their Shares into the Offer and, if required by the DGCL, directed that the Merger Agreement be submitted to the OCI stockholders for their adoption and recommended that OCI stockholders adopt the Merger Agreement, and (iv) adopted a resolution rendering the limitations on business combinations contained in Section 203 of the DGCL inapplicable to the Offer, the Merger Agreement and the other transactions contemplated by the Merger Agreement and electing that the Offer and the Merger, to the extent within the power of the OCI board of directors and to the extent permitted by law, not be subject to any takeover laws that may purport to be applicable to the Merger Agreement or any of the transactions contemplated by the Merger Agreement.

For purposes of the Offer, Offeror will be deemed to have accepted for payment, and purchased, Shares validly tendered and not withdrawn as, if and when Offeror gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer. In all cases, upon the terms and subject to the conditions of the Offer, payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price for the Shares with the Depositary, which will act as agent for tendering OCI stockholders for the purpose of receiving payment from Offeror and transmitting payment to validly tendering OCI stockholders.

In order for you to tender Shares in the Offer, the Depositary must receive the Letter of Transmittal (or a facsimile), properly completed and signed, together with any required signature guarantees, or an Agent’s Message in connection with a book-entry delivery of Shares, and any other documents that the Letter of Transmittal requires at one of its addresses set forth on the back cover of this Offer to Purchase on or prior to the Expiration Date, and either (a) deliver Share Certificates to the Depositary or cause the Shares to be tendered pursuant to the procedure for book-entry transfer set, and the Depositary must receive Book-Entry Confirmation, in each case, on or prior to the Expiration Date, or (b) comply with the guaranteed delivery procedures, as set forth in Section 3 — “Procedures For Accepting The Offer and Tendering Shares” of the Offer to Purchase.

Subject to the provisions of the Merger Agreement and the applicable rules and regulations of the U.S. Securities and Exchange Commission (the “SEC”), Offeror may, without the consent of OCI, to extend the Offer (1) for one or more periods for the minimum period of time reasonably expected to be required to satisfy all remaining conditions but in any event not more than twenty (20) business days each (and not beyond the outside date specified in the Merger Agreement (generally, the six month anniversary of the date of the Merger Agreement as provided in the Merger Agreement, the “Outside Date”)), if, at the scheduled Expiration Date, any of the conditions of the Offer (see Section 14 — “Conditions of the Offer”) has not been satisfied or waived, (2) as required by applicable law, including for any period required by any rule, regulation, interpretation or position of the SEC or the staff of the SEC, and (3) in connection with any increase in the consideration to be paid pursuant to the Offer so as to comply with applicable rules and regulations of the SEC. As of the date of the Offer to Purchase, Walgreen’s and Offeror have no intention to increase the Offer Price.

Any extension, delay, termination, waiver or amendment will be followed promptly by public announcement. The announcement, in the case of an extension, will be made no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, in accordance with the public announcement requirements of Rule 14e-1(d) under the Exchange Act. During any such extension, all Shares previously tendered and not withdrawn will remain subject to the Offer and subject to the stockholder right to withdraw the Shares. OCI stockholders may withdraw their Shares previously tendered at any time prior to the Expiration Date, as it may be extended from time to time. See Section 4 — “Withdrawal Rights” of the Offer to Purchase. “Expiration Date” means 12:00 midnight, New York City time, at the end of Monday, August 13, 2007, unless Offeror determines to extend the period of time for which the initial offering period of the Offer is open, in which case “Expiration Date” will mean the time and date at which the initial offering period of the Offer, as so extended, will expire.

Under Rule 14d-11 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (“Exchange Act”), Offeror and Walgreens may, subject to certain conditions, provide a subsequent offering period of between three and twenty business days (as such term is defined under Exchange Act Rule 14d-1(g)(3)) following the Expiration Date. If included, a subsequent offering period would be an additional period of time, following the expiration of the Offer and the purchase of Shares in the Offer, during which stockholders may tender any Shares not tendered in the Offer. A subsequent offering period, if one is included, is not an extension of the Offer, which already would have been completed. Following the completion of the Offer, Walgreens and Offeror intend to provide a subsequent offering period in the event that following completion of the Offer, Walgreens and Offeror own less than 90% of all outstanding Shares. Under the Merger Agreement, OCI has the right to require Offeror to provide a subsequent offering period following completion of the Offer.

Other than during a subsequent offering period, Shares that have been previously tendered in the Offer at any time on or before the Expiration Date (including any extension of such date), and, unless accepted for payment as provided in this Offer to Purchase, may be withdrawn at any time after September 15, 2007. No withdrawal rights apply to Shares tendered in a subsequent offering period and no withdrawal rights apply during the subsequent offering period with respect to Shares tendered in the Offer and accepted for payment. If acceptance for payment of Shares tendered in the Offer is delayed for any reason, the Depositary may retain tendered Shares, and they will not be withdrawn, except to the extent that the stockholder is entitled to and duly exercise withdrawal rights as described in Section 4 — “Withdrawal Rights.”

For a withdrawal to be effective, a written or facsimile transmission notice should be delivered to the Depositary at one of its addresses or fax numbers set forth on the back cover of the Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder, if different from that of the person who tendered such Shares. Prior to the physical release of share certificates, the serial numbers shown on the particular share certificates evidencing Shares to be withdrawn should be submitted and an eligible institution must medallion guarantee the signature on the notice of withdrawal, except in the case of Shares tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer set forth in Section 3 — “Procedures for Accepting the Offer and Tendering Shares,” the notice of withdrawal must specify the name and number of the account at the book-entry transfer facility to be credited with the withdrawn Shares, in which case a notice of withdrawal will be effective if delivered to the Depositary. A withdrawal of Shares cannot be rescinded. Any withdrawn Shares will be considered not validly tendered for purposes of the Offer, but it is possible to tender the Shares again at any time before the Expiration Date by following any of the procedures described in Section 3 — “Procedures for Accepting the Offer and Tendering Shares.” All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by Offeror, in its sole discretion, which determination will be final and binding. None of Walgreens, Offeror or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person or entity will be under any duty to give any notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The information required to be disclosed by Rule 14d-6(d)(1) of the General Rules and Regulations under the U.S. Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference.

OCI has provided Offeror with OCI’s stockholder list and security position listing for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase and the related Letter of Transmittal and, if required, other relevant materials will be mailed by Offeror to record holders of Shares and furnished to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information which should be read carefully before any decision is made with respect to the Offer.

Any questions and requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at Offeror’s expense. Offeror will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

The Information Agent for the Offer is:

D. F. King & Co., Inc.
48 Wall Street, 22nd Floor
New York, New York 10005
Shareholders, Call Toll-Free: 888-644-5854
Banks and Brokers Call Collect: 212-269-5550
tender@dfking.com

July 17, 2007

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